EXHIBIT 99.2

NOMAD ROYALTY COMPANY LTD.

BY-LAW NO. 2020-1

A by‑law relating generally to the conduct of the affairs of Nomad Royalty Company Ltd., a corporation subject to the Canada Business Corporations Act.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by‑law of Nomad Royalty Company Ltd. (hereinafter called the “Corporation”) as follows:

INTERPRETATION

1.	Unless otherwise provided, the terms and expressions used in this by-law have the meaning ascribed to them in the Act or the Interpretation Act (Canada). For purposes of this by-law:
	“Act”	means the Canada Business Corporations Act, as amended from time to time, and includes any regulations adopted pursuant thereto;
	“appoint”	includes “elect” and vice versa;
	“Board”	means the Board of Directors of the Corporation;
	“by-laws”	means this by-law and all other by-laws of the Corporation from time to time in force and effect;
“contracts, documents or instruments in writing”

includes deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, obligations, sureties, indemnities, bonds, guarantees, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, rights, bonds, debentures or other securities and all paper writings;

	“Corporation”	means Nomad Royalty Company Ltd.;
	“given”	includes sent, transmitted, delivered, furnished or served;
	“meeting of shareholders”	means an annual meeting of shareholders or a special meeting of shareholders;
	“non-business day”	means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);
	“notice”	includes any communication or other document;

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“recorded address”

means, in the case of a shareholder, his address as recorded in the securities register of the Corporation; and, in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and, in the case of a director, officer, auditor or member of a committee of the Board, his latest address as recorded in the records of the Corporation;

“special meeting of shareholders”	means a meeting of any class or classes of shareholders or a meeting of all shareholders entitled to vote at a special meeting of shareholders; and
“signing officer”

means, in relation to any contract, document or instrument in writing, any person authorized to sign the same on behalf of the Corporation pursuant to Section 88 hereof or to a resolution adopted for such purpose.

CORPORATE MATTERS

2.	Registered Office - The registered office of the Corporation shall be situated in the province set out in the articles of the Corporation, and at such place therein as the Board may from time to time determine.

3.	Corporate Seal - The seal of the Corporation, if any, shall be such as the directors may by resolution from time to time adopt.

DIRECTORS

4.	Powers and number - Subject to the articles of the Corporation, the business and affairs of the Corporation shall be managed or their management shall be supervised by a Board of Directors composed of the fixed number of directors set out in the articles of the Corporation. If the articles provide for a minimum and maximum number of directors, the Board of Directors shall be composed of such fixed number of directors as determined by resolution of the Board or, failing this, as the shareholders choose to elect within such limits.

5.	Quorum - A majority of directors then in office shall form a quorum for the transaction of business. No business shall be transacted at a meeting of directors unless at least twenty-five percent (25%) of the directors present are resident Canadians or, if the Corporation has fewer than four (4) directors, at least one of the directors present is a resident Canadian.

6.	Qualification - No person shall be qualified for election as a director if he is less than eighteen (18) years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere; if he is not an individual; or if he has the status of bankrupt. A director need not be a shareholder. At least twenty-five percent (25%) of the directors shall be resident Canadians. However, if the Corporation has fewer than four (4) directors, at least one director must be resident Canadian.

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7.	Retirement Age - No person shall be elected a director if he has attained the age of eighty (80) years prior to the date of the meeting at which an election of directors is to take place, provided however that a director who has been elected prior to his attaining the age of eighty (80) years may complete his term in office.

8.	Election - The election of directors shall take place at each annual meeting of shareholders. Directors shall be elected on a show of hands unless a ballot is demanded or required under the Act. An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless he did not decline to hold office as a director if he was present at the meeting when the election or appointment took place or, if he was not present at the meeting when the election or appointment took place, he either consented to hold office as a director in writing before the election or appointment or within ten (10) days after it, or he acted as a director pursuant to the election or appointment.

9.	Advance Notice Requirement for the Nomination of Directors - Subject to the provisions of the Act and the articles of the Corporation (the ”Articles”), a nominee will not be eligible for election as director of the Corporation unless such nomination is made in accordance with the following procedures.

Nominations of a person for election to the Board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(1)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(2)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition to call a meeting of shareholders made in accordance with the provisions of the Act; or

(3)	by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for below and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) complies with the notice procedures set out below:

(a)	In addition to any other applicable requirements for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with the requirements of this Section 9.

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(b)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

	(i)	In the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following such Public Announcement; and

	(ii)	In the case of a special meeting of shareholders (other than an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in paragraph 9(3)(b). In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice.

(c)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set out (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residential address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class or series and number of shares in the share capital of the Corporation which are controlled or which are owned beneficially or of record by the nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available) and as of the date of such notice, and (iv) any other information relating to the nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation.

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(d)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 9; provided, however, that nothing in this Section 9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set out in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(e)	For purposes of this Section 9, (i) ”Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) ”Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada.

Notwithstanding any other provision of the by-laws, notice given to the Secretary of the Corporation pursuant to this Section 9 may be given only by personal delivery, facsimile transmission or by e-mail (at such e-mail address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, e‑mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the registered office of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (eastern time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements of this Section 9 and this Section 9 shall not apply to any nomination of directors pursuant to an investor rights agreement among the Corporation and one or more of its shareholders.

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10.	Term of Office - The term of office of each director is one year, beginning on the date the meeting at which he or she was elected and ending at the close of the following annual shareholders meeting, or upon election of a successor. An appointed director holds office for the unexpired term of his or her predecessor or, for additional directors appointed by the Board pursuant to the Act, no later than the close of the following annual shareholders meeting. A director ceases to hold office when he or she becomes disqualified from being a director of a corporation, resigns or is removed from office. Subject to the Act and this by-law with respect to the removal of a director, the term of office of a director, once elected by the shareholders, may not be modified.

Retiring directors shall be eligible for re-election if otherwise qualified and shall in any event continue in office until their successors have been duly elected or appointed. A retiring director shall retain office until the dissolution or adjournment of the meeting at which his successor is elected or appointed.

11.	Removal of Directors - Subject to the Act, the shareholders of the Corporation may from time to time, by ordinary resolution at a special meeting of shareholders of which notice specifying the intention to pass such resolution has been given, remove any director before the expiration of his term of office and appoint any qualified person to fill the vacancy thereby created, failing which such vacancy may be filled by a resolution of the directors then in office.

12.	Vacancies - A director ceases to hold office when he dies, when he is removed from office pursuant to Section 12, when he ceases to be qualified for election as a director or when he submits his written resignation to the Corporation.

Subject to the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors required by the articles. If there is not a quorum of directors, or if the vacancy has arisen due to a failure of the shareholders to elect the minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

MEETINGS OF DIRECTORS

13.	Places of Meetings - Meetings of the Board of Directors may be held either at the registered office of the Corporation or in such other place as the directors may from time to time determine. A meeting of the Board may be convened by the Chair of the Board, the President, a Vice-President or officer who is a director, or any two (2) directors at any time, and the Secretary shall convene a meeting of directors at the direction of the Chair of the Board, the President, a Vice-President or officer who is a director or any two (2) directors.

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14.

Notices of Meetings - Notice of the time and place of each meeting of the Board shall be given to each director in the manner provided in Section 72 hereof not less than forty‑eight (48) hours before the time when the meeting is to take place, provided that a director may always waive notice of a meeting of the Board at any time and in any manner, or may otherwise consent to the holding of such meeting, in writing or by any other communication facility. Attendance of a director at a meeting of the Board constitutes a waiver of notice of the meeting, except where a director attends such meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Any irregularity in the notice of a meeting may also be waived by any director.

In any case of what is considered by the Chair of the Board, the President or a Vice‑President or officer who is a director, in his discretion, to be a matter of urgency, notice of a meeting of the directors may be given by telephone or any other communication facility not less than twelve (12) hours before such meeting is to be held and such notice shall be adequate for the meeting so convened. Any irregularity in the notice of an emergency meeting may also be waived by any director.

A notice of a meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or such business to be so specified, including any proposal to:

(a)	submit to the shareholders any question or matter requiring their approval under the Act;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission for the issuance or sale of shares of the Corporation;

(g)	approve a management proxy circular;

(h)	approve a take-over bid circular, an issuer bid circular, or a directors’ circular;

(i)	approve annual financial statements; or

(j)	adopt, amend or repeal by-laws.

For the first meeting of the Board to be held immediately following the election of directors at a meeting of shareholders, or for a meeting of the Board at which a director is appointed to fill a vacancy, a notice of such meeting to the newly-elected or appointed director or directors shall not be necessary in order that such meeting be duly constituted, provided that a quorum of directors is present thereat.

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15.

Canadian Residency - Directors shall transact business only at a meeting of directors at which at least twenty-five percent (25%) of the directors present are resident Canadians or, if the Corporation has fewer than four (4) directors, at least one of the directors present is a resident Canadian, unless:

(a)	a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

16.

Participation - If all the directors consent, a director may participate in a meeting of the Board or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed to be present at that meeting. The consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board or of a committee of directors held during the term of office of the director.

17.

Regular Meetings - The Board may designate a day or days in any month or months for regular meetings of the Board at a place and hour to be determined. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall thereafter be required for any such regular meeting unless the Act requires the purpose thereof or the business to be transacted thereat to be specified.

18.

Votes to Govern - At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes, the Chair of the meeting shall not be entitled to a second or casting vote.

19.

Resolution in Lieu of Meeting - A resolution in writing, signed by all the directors entitled to vote on such resolution at a meeting of the Board or a committee of directors, is as valid as if it had been passed at a meeting of the Board or committee of directors.

20.

Remuneration of Directors - The directors shall be paid such remuneration, if any, as the Board may from time to time determine. In addition, the Board may by resolution from time to time award special remuneration out of the funds of the Corporation to any director who devotes the whole of his time to the affairs of the Corporation or who performs any special work or service for or undertakes any special mission on behalf of the Corporation outside the work or services ordinarily required of a director of the Corporation. The directors shall also be paid such sums in respect of their out-of-pocket expenses incurred in attending Board or committee meetings or otherwise in respect of the performance by them of their duties, as the Board may from time to time determine. No confirmation by the shareholders of any such remuneration or payment shall be required.

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21.	Conflict of Interest - Each director shall avoid placing himself in a situation of conflict between his personal interest and his obligations as a director of the Corporation.

He shall promptly disclose to the Corporation any interest he has in any enterprise or association that is likely to place him in a situation of conflict of interest, as well as the rights he may enforce there against, indicating, if such be the case, the nature and value thereof. Such disclosure of interest shall be recorded in the minutes of the proceedings of the Board of Directors. A general disclosure shall remain valid until the facts have changed, and, subject to Section 23 hereof, a director need not reiterate such declaration for any particular, subsequent transaction.

22.

Contract or Transaction with the Corporation - A director or an officer may, even in performing his duties, be a party to a material contract or material transaction, whether made or proposed, with the Corporation, or be a director, an officer or an individual acting in a similar capacity, of a party to the contract or transaction or hold a material interest in a party to such contract or transaction. He shall then, in accordance with Section 120 of the Act, disclose in writing to the Corporation or request to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of his interest in such material contract or material transaction, whether made or proposed, even if such contract or transaction, within the scope of the normal business activity of the Corporation, does not require the approval of either the directors or the shareholders. For the purposes of this by-law, a general notice that (a) the director or officer is a director or officer, or acting in a similar capacity of a party to such contract or transaction, or has a material interest in a party to such contract or transaction, (b) the director or officer has a material interest in the party or (c) there has been a material change in the nature of the director’s or officer’s interest in the party and is to be regarded as interested in any contract or transaction made with that party, is a sufficient declaration of interest.

A director who is so interested in such contract or transaction shall not vote on such resolution to approve the contract or transaction unless the contract or transaction is one of the contracts referred to in subsection 120(5) of the Act, that is, relating primarily to the remuneration or indemnification of such director, or a contract with an affiliate of the Corporation.

At the request of the President or any director, the interested director shall leave the meeting while the Board of Directors discusses and votes on the contract or transaction concerned.

Neither the Corporation nor any of its shareholders may contest the validity of a contract or transaction for which disclosure is required hereunder for such sole reason, provided such director or officer has disclosed his interest as aforementioned, the Board of Directors has approved the contract or transaction, and the contract or transaction was, at that time, reasonable and fair to the Corporation.

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PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

23.

Indemnification - Subject to the provisions of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity provided:

(a)

the individual acted honestly and in good faith with a view to the best interest of the Corporation or, as the case may be, to the best interest of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds to believe that his conduct was lawful.

The Corporation shall advance moneys to an individual referred to in the above paragraph for the reasonable costs, charges and expenses incurred by such individual in connection with a proceeding referred to in the above paragraph. Such individual shall repay the moneys advanced by the Corporation if such individual does not fulfil the conditions set out in paragraphs (a) and (b) above.

Furthermore, subject to the limitation contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in the first paragraph of this Section 23, as the Board may from time to time determine.

24.	Submission of Contracts or Transactions to Shareholders for Approval - The Board, in its discretion and subject to the Act, may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same, and any such contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting, unless any different or additional requirement is imposed by the Act or by the articles or by-laws of the Corporation, shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

COMMITTEES

25.	Committee - Subject to the Act, the Board may elect from its number a committee consisting of not less than two (2) directors and from time to time fill any vacancy occurring therein (the “Committee”). Each member of the Committee shall hold office at the pleasure of the Board. The Board may delegate to the Committee any of the powers of the Board, save and except such powers as are by the Act required to be exercised by the Board itself. Unless otherwise directed by the Committee, the Secretary of the Corporation shall act as Secretary of the Committee.

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26.	Transaction of Business - Subject to the provisions of Section 25 hereof, the powers of the Committee shall be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the Committee who would have been entitled to vote on such resolution at a meeting of the Committee. Meetings of the Committee may be held at any place in or outside Canada.

27.	Audit Committee - The Board shall elect annually from among its number an Audit Committee to be composed of not less than three (3) directors, of whom a majority shall not be officers or employees of the Corporation or its affiliates. The Audit Committee shall have the powers and duties provided in the Act and as may be determined by the Board from time to time.

28.	Standing Committees - The Board may appoint from its number standing committees and may confer upon such committees such powers as it may legally delegate, subject to such conditions as it may prescribe.

29.	Procedure - Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure. All committees shall keep regular minutes of their transactions and shall report all such transactions to the Board at its meeting next succeeding such action and all such transactions shall be subject to revision or alteration by the Board, provided that no acts or rights of third parties shall be affected or invalidated by such revision or alteration.

OFFICERS

30.	Appointment of Officers - The Board may designate the offices of the Corporation and shall appoint from its number a President and may appoint a Chair of the Board. The Board may from time to time appoint one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary and a Treasurer and, if deemed advisable, one or more Assistant-Secretaries and one or more Assistant-Treasurers. With the exception of the Chair of the Board and the President, an officer need not be a member of the Board. Any two of the offices of the Corporation may be held by the same person except those of President and Vice-President. In case and whenever the same person holds the offices of Secretary and Treasurer, he may, but need not, be called Secretary-Treasurer. The Board may from time to time appoint such other officers, agents and attorneys as it shall deem necessary who shall have such authority and shall perform such duties as may from time to time be prescribed by the Board in accordance with the by-laws of the Corporation and subject to the provisions of the Act.

31.	Terms of Employment - In the absence of a written agreement to the contrary, the employment of any officer of the Corporation shall be at the pleasure of the Board. The terms of employment shall be as determined by the Board from time to time.

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32.	Remuneration - The Board may by resolution delegate to a committee of the Board the establishment of the remuneration of such officers and employees as it may from time to time determine. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration that may be so determined.

33.	Removal - All officers shall be subject to removal by resolution of the Board at any time, with or without cause.

34.	Delegation of Duties of Officers - In the case of the absence, refusal to act or incapacity of the Chair of the Board, if any, the President, a Vice-President or any other officer of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate all or any of the powers and duties of such officer to any other officer or to any director for such time as it may direct.

35.	Chair of the Board - The Chair of the Board shall, if present and willing, preside at all meetings of directors and shareholders and, subject to the Act, shall possess and may exercise such powers and fulfill such duties as the Board may from time to time determine. If the Chair of the Board is absent, shall refuse to act or be incapacitated, the President shall assume his position and carry out his functions. The Chair of the Board or the President, as determined by the Board, shall be the Chief Executive Officer of the Corporation.

36.	President - The President shall have such powers and duties as may from time to time be assigned to him by the Board. The President shall sign all instruments which require his signature and shall perform all duties incident to his office.

37.	Vice-President - In the case of the absence, refusal to act or incapacity of the President, a Vice-President shall, to the extent that he may be authorized by the Board, be vested with the powers and shall perform the duties of the President. A Vice-President shall have such powers and duties as may from time to time be assigned to him by the Board or, if so directed by the Board, by the Chair of the Board or the President.

38.	Secretary - The Secretary shall give or cause to be given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors, and members of committees. He shall attend and act as secretary at all meetings of the Board, shareholders and the Committee and shall enter, or cause to be entered, in books or records kept for such purpose minutes of all proceedings at such meetings. He shall sign such contracts, documents or instruments in writing as require his signature, and he shall be the custodian of the corporate seal of the Corporation, if any, and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed by resolution for such purpose. He shall have such other powers and duties as may from time to time be assigned to him by the Board or required by the Act.

39.	Treasurer - The Treasurer shall have care and custody of all funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depository or depositories as the Board may direct. He shall keep or cause to be kept the books of account and accounting records required by the Act. As required, he shall render an account to the Board of all his transactions as Treasurer and of the financial position of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such powers and duties as may from time to time be assigned to him by the Board or as are incident to his office.

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40.	Assistant-Secretary and Assistant-Treasurer - The Assistant-Secretary or, if more than one, the Assistant-Secretaries, in order of seniority, and the Assistant-Treasurer or, if more than one, the Assistant-Treasurers, in order of seniority, shall perform all the duties of the Secretary and Treasurer, respectively. In the case of the absence or incapacity of the Secretary or Treasurer, as the case may be, the Assistant-Secretary or Assistant-Treasurer or, if more than one, the Assistant-Secretaries or Assistant-Treasurers, shall sign such contracts, documents or instruments in writing as require his or their signatures, respectively, and shall have such other powers and duties as may from time to time be assigned to them by the Board.

41.	Powers and Duties of Other Officers. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the President may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the President otherwise directs.

42.	Fidelity Bonds - The Board may require such officers, employees, attorneys, and agents of the Corporation as the Board may deem advisable to furnish bonds for the faithful discharge of their duties in such form and with such sureties as the Board may from time to time prescribe, and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of failure of the Corporation to receive any indemnity thereby provided.

MEETINGS OF SHAREHOLDERS

43.	Place and Time of Meetings - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in Canada at such time and upon such day as the Board may by resolution determine. Meetings of shareholders may also be held outside Canada if the place is specified in the articles of the Corporation or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Meetings of the shareholders may be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. Any person participating in such a meeting by such means shall be deemed to be present at such meeting.

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44.	Notice of Meetings - Notice of the time and place of each annual meeting of shareholders and of each special meeting of shareholders shall be given in the manner provided in Section 72 hereof not less than twenty-one (21) days nor more than sixty (60) days before the date of the meeting to each director, to the auditor of the Corporation and to each shareholder entitled to vote who, at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one (1) or more shares of the Corporation carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of the financial statements and auditor’s report, the election of directors or the reappointment of the incumbent auditor shall state the nature of the business in sufficient detail to permit the shareholders to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

A shareholder may in any manner waive notice of or otherwise consent to the holding of a meeting of shareholders. Attendance of a shareholder at a meeting of shareholders shall be deemed to constitute a waiver of notice of such meeting except where a shareholder attends such meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called.

Irregularities in a notice or in the giving thereof, as well as the accidental omission to give notice of any meeting to or the non-receipt of any such notice by any shareholder or shareholders, a director or the auditor of the Corporation, shall not invalidate any resolution passed or any proceedings taken at any such meeting. A certificate of the Secretary or of any duly authorized officer of the Corporation or of any transfer agent or registrar of the Corporation, with respect to the mailing of any notice, shall be conclusive evidence thereof and shall be binding on every director, shareholder and the auditor of the Corporation.

45.	Requisition of Meeting - The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to the Act, upon receiving the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not call a meeting within twenty-one (21) days after receiving the requisition, any shareholder who signed the requisition may call the meeting.

46.	List of Shareholders Entitled to Notice - For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to receive notice of the meeting. If a record date to determine shareholders entitled to receive notice of the meeting is fixed pursuant to Section 47 hereof, the list of shareholders shall be prepared not later than ten (10) days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared at the close of business on the business day immediately preceding the day on which the notice is given or, where no such notice is given, the day on which the meeting is held. The list of shareholders shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is maintained and at the meeting for which the list was prepared.

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47.	Record Date for Notice - The Board may fix in advance a record date preceding the date of any meeting of shareholders by not more than sixty (60) days and not less than twenty-one (21) days for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date is given not less than seven (7) days before such record date in the manner provided in the Act. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the business day immediately preceding the day on which the notice is given.

48.	Proxies - Every shareholder, including a shareholder that is a corporation, entitled to vote at a meeting of shareholders, may appoint a proxy, or one or more alternate proxies, who need not be shareholders of the Corporation, as his nominee to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. An instrument appointing a proxy shall be in writing and executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, executed on its behalf by its duly authorized officer or officers; instruments appointing a proxy signed by or on behalf of a corporation need not be under seal. A proxy shall conform with the requirements of the Act and shall be deposited with the Secretary of the Corporation before any vote is cast under its authority or at such earlier time and in such manner as the Board may prescribe. Without limiting the generality of the foregoing, the directors may, from time to time and subject to the Act, make regulations regarding the deposit of proxies at a place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and may provide for particulars of such proxies to be transmitted or sent in writing to the Corporation or an agent of the Corporation before the meeting or adjourned meeting; and any proxy so deposited in accordance with the regulations may be voted upon as though it was produced at the meeting or adjourned meeting and votes given in respect thereof shall be valid and shall be counted. Subject to any regulations made as aforesaid and to the Act, the chair of any meeting of shareholders may, in his discretion, accept written communication as the authority of anyone claiming to represent and to vote on behalf of a shareholder, notwithstanding that no proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chair shall be valid and shall be counted.

49.	Joint Shareholders - If two (2) or more persons are registered as joint holders of any share or shares of the Corporation, any one of such persons may, in the absence of the others, vote at any meeting either personally or by proxy in respect of such share or shares as if he were solely entitled thereto, but, if more than one of such shareholders is present or represented by proxy at such meeting, that one of such joint holders so present or represented whose name stands before the other or others in the books of the Corporation in respect of such share or shares shall alone be entitled to vote in respect thereof. Several executors, administrators or liquidators of a deceased shareholder in whose name any shares stand shall, for the purpose of this Section 49, be deemed joint holders thereof.

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50.	Scrutineers - The Chair, at any meeting of shareholders, may appoint one (1) or more persons to act as scrutineers at such meeting. The scrutineers need not be shareholders, directors, officers or employees of the Corporation.

51.	Chair of the Meeting- In the absence of the Chair of the Board, the President or, failing him, any Vice-President who has been vested with the powers of the President shall act as chair of the meeting of shareholders. If the President or any Vice-President or officer who has been vested with the powers of the President is absent or unable to act, the shareholders present and entitled to vote at a meeting of shareholders shall choose another director as chair of the meeting and, if no director is present or if all the directors present decline to take the chair, then the shareholders present shall choose one of their number to be chair of the meeting.

The chair of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters shall be conclusive and binding upon all the shareholders. A declaration by the chair at any meeting of shareholders that a resolution has been carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour or against the resolution.

52.	Secretary of the Meeting - If the Secretary of the Corporation is absent or is unable to act, the chair of the meeting shall appoint a person, who need not be a shareholder of the Corporation, to act as secretary of the meeting.

53.	Votes to Govern - Unless otherwise prescribed by the Act, the articles or the by-laws of the Corporation, every question submitted to any meeting of shareholders shall be determined by a majority of votes cast on the question. Upon a show of hands, every person who is present and entitled to vote shall have one vote. In the case of an equality of votes, the chair of the meeting shall not, both on a show of hands and in the case of a ballot, have a casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxy nominee. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting as to the result of the vote upon the question and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders upon such question.

A ballot may be directed to be taken by the chair of the meeting or may be required to be taken by any person present and entitled to vote upon any question arising at a meeting. If a ballot is demanded and the demand is not withdrawn, it shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting shall direct, provided that, if a ballot is demanded in connection with the election of a chair of the meeting or the question of adjournment, it shall be taken forthwith without adjournment. In the case of a ballot, each shareholder who is present in person or represented by proxy shall be entitled to one (1) vote for each share in respect of which he is entitled to vote at the meeting and the result of the ballot shall be the decision of the Corporation at any meeting of shareholders upon the question.

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54.	Vote by telephonic, electronic or other communication facility – Notwithstanding Section 52 hereof, the vote may be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, provided that such communication facility:

(a)	enables the votes to be gathered in a manner that permits their subsequent verification; and

(b)	permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

Any person participating in a meeting of shareholders by means of a telephonic, electronic or other communication facility and entitled to vote at that meeting may vote, in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

55.	Corporate Shareholder - At any meeting of shareholders, a shareholder which is a corporation shall, as an alternative to voting by proxy, be entitled to vote by its representative duly authorized in accordance with the provisions of the Act, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as such corporation could exercise if it were an individual shareholder personally present at the meeting.

56.	Adjournment - The chair of the meeting may, with the consent of any meeting and subject to such conditions as the meeting decides, adjourn such meeting from time to time and from place to place and, if such meeting is adjourned for fewer than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting other than by announcement at the meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in accordance with the provisions of the Act.

57.	Quorum - Unless otherwise prescribed by the Act, the articles or the by-laws of the Corporation, a quorum for any meeting of shareholders shall be one or more present in person and each being a shareholder entitled to vote thereat or a duly-appointed proxy holder or representative for an absent shareholder so entitled, and together holding or representing by proxy not less than twenty percent (20%) of the issued and outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting and may continue the meeting even though a quorum is not present throughout the meeting.

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Should a quorum exist at the opening of a meeting, the shareholders present or represented by proxy may proceed with the business for which the meeting was called whether or not the quorum is maintained for the duration of the meeting.

If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a specific time and place but may not transact any other business.

SHARES AND TRANSFERS

58.	Issuance of Shares - Subject to the provisions of the Act, shares in the capital of the Corporation may from time to time be issued by resolution of the Board on such terms and conditions and to such persons and for such consideration as the Board may determine.

59.	Right to Vote - Subject to the provisions of the Act, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 47 hereof, every person named in such list shall be entitled to vote the shares shown thereon opposite his name at the meeting to which the list relates.

60.	Registration of Transfer - Subject to the provisions of the Act, the articles and the by-laws of the Corporation, no transfer of shares shall be registered in a securities register except:

(a)

upon presentation of the certificates representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable fees prescribed by the Board and upon compliance with such restrictions on transfer as are authorized by the articles of the Corporation; or

(b)	upon presentation of documentation deemed adequate by the Board to effect the transfer of shares, having regard to the manner in which shares of publicly-traded corporations are transferred.

61.	Transfer Agent and Registrar - The Board may from time to time by resolution appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment and make new appointments.

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62.	Share Certificates - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the Board may from time to time approve. Any such share certificate shall be signed by the President and the Secretary, provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless manually countersigned by or on behalf of such transfer agent and/or registrar.

The signature of one of the signing officers or, in the case of share certificates which are not valid unless manually countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers may be printed or mechanically reproduced electronically upon share certificates and every such electronic signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose electronic signature appears thereon no longer holds office at the date of issue of the certificate.

63.	Defaced, Destroyed, Stolen or Lost Certificates - In the case of the defacement, destruction, theft or loss of a certificate for shares held by any shareholder, the fact of such defacement, destruction, theft or loss shall be reported to any officer of the Corporation or to a transfer agent or branch transfer agent of the Corporation, if any, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new certificate to replace the one so defaced, destroyed, stolen or lost. Upon furnishing to the Corporation and the Corporation’s transfer agent(s) and/or registrar(s) a bond of a surety company or other security approved by the Board, in a form approved by the Board or by the Secretary of the Corporation, indemnifying the Corporation (and the Corporation’s transfer agent(s) and /or registrar(s), if any) against all loss, damage or expense to which the Corporation and/or the Corporation’s transfer agent(s) and/or registrar(s) may be put or be liable for by reason of issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed, stolen or lost if such issuance is ordered and authorized by the Chair of the Board, the President or the Secretary of the Corporation or by resolution of the Board.

64.	Joint Shareholders - If two (2) or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give an effectual receipt for the certificate issued in respect of such share.

65.	Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any payment of dividends thereon except upon the production of all such documents as may be required by the Act and upon compliance with the reasonable requirements of the Corporation or its transfer agent.

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 DIVIDENDS AND RIGHTS

66.	Dividends - Subject to the Act and the articles of the Corporation, the Board may from time to time by resolution, as it deems advisable, declare dividends payable on the issued and outstanding shares of the Corporation to the shareholders in accordance with their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

67.	Dividends - A dividend payable in cash shall be paid by cheque or by wire transfer drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders, the cheque or wire transfer shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address or wired to them through the bank account of their choice. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the transfer of such wire, shall satisfy and discharge the liability of the Corporation for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

68.	Record Date for Dividends and Rights - The Board shall fix in advance a date, preceding by not more than sixty (60) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given not less than seven (7) days before such record date in the manner provided in the Act.

69.	Unclaimed Dividends - Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

70.	Reserve Fund - The Board may, from time to time, set aside such sums as it may consider advisable as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for any purpose deemed to be in the best interests of the Corporation. The Board may, from time to time, in its discretion, increase, reduce or abolish any reserve fund in whole or in part and may transfer the whole or any part of the reserve fund to surplus.

71.	Voting Securities in Other Issuers - All securities of any other body corporate or issuer of securities held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders, debenture stockholders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the President or the Board shall from time to time determine. The proper signing officers of the Corporation may also, from time to time, execute and deliver for and on behalf of the Corporation instruments of proxy or arrange for the issuance of voting certificates or evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action of the Board.

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NOTICES

72.	Service of Notice - Any notice to be given pursuant to the Act, the articles and the by-laws of the Corporation or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed to him at his recorded address by prepaid ordinary mail, or if sent to him at his recorded address, or by any means of wire or wireless or any other form of transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been sent at the time it was deposited in a post office or public mail box; a notice so sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given on the day on which it is transmitted. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

73.	Shares Registered in More Than One Name - If two (2) or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice sent or delivered to one of such persons shall be sufficient notice to all of them.

74.	Undelivered Notices - If any notice given to a shareholder pursuant to Section 73 hereof is returned on three (3) consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notice to such shareholder until he informs the Corporation in writing of his new address.

75.	Persons Becoming Entitled by Operation of Law - Every person who by operation of law, transfer or by any other means whatsoever becomes entitled to any shares in the capital of the Corporation shall be bound by every notice in respect of such shares which, prior to his name and address being entered in the securities register of the Corporation, shall have been duly given to the shareholder from whom he derives his title to such shares.

76.	Deceased Shareholder – Any notice delivered at the recorded address of any shareholder shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder, whether held solely or with other persons, until some other person be entered in his stead in the securities register of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice on his personal representatives and all persons, if any, interested with him in such shares.

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77.	Waiver of Notice - Any shareholder, or his duly appointed proxyholder, director, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the articles and the by-laws of the Corporation or otherwise, and such waiver or abridgement shall be deemed to cure any defect in the procedure or delay for the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

78.	Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action or decision taken at any meeting held pursuant to such notice or otherwise founded thereon.

79.	Signature to Notices - The signature to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise reproduced electronically or partly written, stamped, typewritten, printed or otherwise reproduced electronically.

80.	Computation of Time - Subject to the Act, where a specified number of days’ notice or notice extending over any period is required to be given, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period.

81.	Proof of Service - A certificate of the Secretary or other duly authorized officer of the Corporation then in office, or of the transfer officer of any transfer agent of shares of any class of the Corporation, as to facts in relation to the mailing or delivery of any notice to any shareholder, director, auditor or officer, or publication of any notice, shall, subject to the Act, be conclusive evidence thereof and shall be binding on every shareholder, director, auditor or officer of the Corporation, as the case may be.

82.	Accounting Records - Subject to the Act, the accounting records of the Corporation may be kept either at the registered office or at such other place within or outside Canada as the directors may from time to time determine or approve.

83.	Borrowing of Money by the Corporation - The directors may and they are hereby authorized from time to time to:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

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The directors may from time to time by resolution delegate to any officer or director of the Corporation all or any of the powers conferred on the directors by the preceding paragraph of this by-law to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

The powers hereby conferred shall be deemed to be in supplement to and not in substitution for any powers to borrow money for the purpose of the Corporation possessed by its directors or officers independently of a borrowing by-law.

84.	Banking Arrangements - The banking business of the Corporation, or any part thereof, shall be transacted with such one or more banks, trust companies or other firms or corporations carrying on a banking business as the Board may designate, appoint or authorize from time to time by resolution, and all such banking business, or any part thereof, shall be transacted on behalf of the Corporation by such one or more officers and/or other persons as the Board may designate, direct or authorize from time to time by resolution and to the extent therein provided. For greater certainty but without restricting the generality of the foregoing, such banking business shall include the operation of the Corporation’s accounts, the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, the giving of receipts for and orders relating to any property of the Corporation, the execution of any agreement relating to any such banking business and defining the rights and powers of the parties thereof, and the authorizing of any officer of such bank, trust company or other firm or corporation to do any act or thing on the Corporation’s behalf to facilitate such banking business.

85.	Declarations - Any officer of the Corporation is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any Court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make all solemn or sworn declarations in connection therewith or in connection with any or all judicial proceedings to which the Corporation is a party and to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of any Corporation’s debtors and grant proxies in connection therewith.

86.	Execution of Instruments - Contracts, documents or instruments in writing requiring the signature of the Corporation may be validly signed by any one of the Chair of the Board or the Chief Executive Officer, or by any two (2) directors and/or officers of the Corporation, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.

The Board may from time to time by resolution appoint any officer or officers or any other person or persons either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing on behalf of the Corporation.

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87.	Financial Year - The financial year of the Corporation shall end on such date in each year as shall be determined from time to time from the Board.

88.	Coming into Force - Coming into Force - This by-law shall come into force when it has been enacted by the Board of Directors of the Corporation. The directors may from time to time repeal or amend the by-laws of the Corporation and shall submit the same to the shareholders at the next meeting of shareholders, the whole in accordance with the provisions of the Act.

ENACTED on the 19th day of March, 2020.

CONFIRMED by the shareholders of the Corporation on the 14th day of April, 2020.

(signed) Vincent Metcalfe
Vincent Metcalfe, Chief Executive Officer

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